Exhibit (g)

CERTAIN INFORMATION RELATING TO THE BANK’S DEBT SECURITIES

The following information relates to certain U.S. federal income tax consequences of owning the securities described in the Bank’s prospectus dated October 21, 2015 (the “Prospectus”) and supplements the disclosure under the caption “Certain Tax Considerations—United States Taxation” set forth in the Prospectus.

Additional Information on United States Taxation

On September 18, 2015, the United States Department of the Treasury (“Treasury”) and the Internal Revenue Service (“IRS”) issued Notice 2015-66 (the “Notice”), which provides that the regulations under Sections 1471 through 1474 of the Internal Revenue Code of 1986 (“FATCA”), will be amended to extend certain transitional rules. As described in the Prospectus, withholding under FATCA will potentially apply to payments in respect of any Guaranteed Debt Securities that are treated as “foreign passthru payments” for FATCA purposes. Prior to the Notice, the Bank was not required to withhold on such foreign passthru payments until the later of January 1, 2017 or the date of publication of final regulations defining “foreign passthru payment.” The Notice extends the start date of such withholding to the later of January 1, 2019 or the date of publication of such final regulations.